HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414

                                February 1, 2018

John Stickel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1
            File No. 333-215884

     Amendment No. 3 to the Company's registration statement on Form S-1 has been filed with the Commission. Please advise if the staff has any further comments.

                                    Very Truly Yours,

                                    HART & HART, LLC


                                    /s/ William T. Hart
                                    William T Hart